Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (together with all Exhibits, Schedules and other documents and instruments incorporated herein by reference, the “Agreement”) is made and entered into as of March 11, 2013, by and among NinetyFive 5 LLC, a Delaware limited liability company (“Seller”), Randal Illig, an individual residing in Florida (“Illig”), Mahan Khalsa, an individual residing in Colorado (“Khalsa”), Craig Christensen, an individual residing in Utah (“Christensen”), and Franklin Covey Client Sales, Inc., a Utah corporation (“Buyer”) and Franklin Covey Co., a Utah corporation (solely for purposes set forth on the signature pages hereto).  Illig, Khalsa and Christensen are each referred to herein as an “Owner” and collectively as, the “Owners.”

W I T N E S S E T H:

WHEREAS, 10.47526% of the outstanding membership interests of Seller are owned by Buyer and the remaining outstanding membership interests of Seller are owned by the Owners;

WHEREAS, Seller made distributions to Buyer, in its capacity as a Member of Seller, in the amounts of $280,000 on March 1, 2012 and $60,000 immediately prior to the Closing;

WHEREAS, as members of Seller, prior to the Closing Date (as defined in Section 3.1 below), Buyer and the Owners were parties to the Second Amended and Restated Limited Liability Company Agreement of Seller dated effective January 1, 2010 (the “Seller LLC Agreement”);

WHEREAS, Seller provides sales success training services;

WHEREAS, Buyer is a wholly owned subsidiary of Franklin Covey Co., a Utah corporation (“Parent”);

WHEREAS, prior to the Closing Date (as defined in Section 3.1 below), Buyer and Seller were parties to that certain License Agreement dated October 1, 2007, as thereafter amended (the “License Agreement”);

WHEREAS, all of the products and services provided by or through Seller shall be referred to herein as the “NF5 Business”; and

WHEREAS, the parties desire to terminate the License Agreement and Seller desires to redeem Buyer’s membership interest in Seller, and, following such Redemption, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Purchased Assets (as defined in Section 1.1), and Buyer is willing to assume Seller’s obligations relating to the Assumed Liabilities (as defined in Section 1.2) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the premises, the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I.
SALE AND TRANSFER OF ASSETS

1.1 Purchased Assets.  Subject to the terms and conditions set forth in this Agreement and on the basis of and in reliance upon the representations, warranties, covenants and other obligations of Seller and Buyer set forth in this Agreement, Seller hereby sells, conveys, transfers, assigns and delivers to Buyer, and Buyer hereby purchases from Seller all of Seller’s rights, title and interest in and to the Purchased Assets, free and clear of all liens, charges, claims, pledges, security interests and encumbrances of any nature whatsoever other than Permitted Liens (collectively, “Liens”).  For purposes of this Agreement, “Purchased Assets” shall mean and include all of those personal, tangible and intangible properties of Seller, as of the time immediately prior to Closing, used in connection with the operation and management of the NF5 Business, other than the Excluded Assets (as defined in Section 1.3), including, without limitation, the following assets, properties and rights owned, leased, used or held for use by Seller:

(a) all of Seller’s rights, title and interest in, to and under those certain service agreements and other contracts, agreements, licenses, understandings and commitments, and all outstanding offers or solicitations to enter into any of the foregoing related to the NF5 Business (collectively, the “Contracts”);

(b) all inventories of raw materials, work in process and finished goods and other supplies, if any, owned by Seller as of the Closing Date and used or held for use in the NF5 Business, wherever located;

(c) all equipment, tools, furniture, office equipment, computer hardware, supplies, materials and other items of tangible personal property of every kind owned or leased by Seller (wherever located and whether or not carried on Seller’s books), together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto, including those items listed on Schedule 1.1(c);

(d) the computer software and technology portals and platforms owned by Seller and used in the NF5 Business and all licenses for such software used in the NF5 Business and held by Seller;

(e) to the extent transferable, all permits, provider numbers, certificates, licenses, certificates of need, and authorizations and all consents, approvals, notices, filings, recordings, registrations, qualifications and similar rights (and all applications therefor), obtained from any person or entity or any federal, state, municipal or local government or any agency, department, division or other subdivision of any such government or any federal, state, municipal or local court (each, an “Authority” or, collectively, the “Authorities”) held or used by Seller and pertaining in any way directly or indirectly to the NF5 Business or any of the Purchased Assets or the conduct, ownership or operation thereof (collectively, the “Permits”);

(f) all telephone numbers, facsimile numbers, e-mail addresses, websites, internet domains and the like, and any related passwords or access codes, used in the conduct of the NF5 Business or the ownership or operation of the Purchased Assets;

(g) copies of all books, records and other information, data and documentation of Seller related to the NF5 Business, any of the Purchased Assets, or the conduct, ownership or operation thereof, including, without limitation, developed curriculum, financial records and information, operating records, facility operating manuals, customer lists and records, employee records, marketing records, referral and contact records, research and development records, supplier lists, equipment manuals, logs and records, libraries, production reports and records, catalogs, books, files, and other records, and property, sales, use, employment and other Tax Returns of Seller (except income Tax Returns) (collectively, the “Books and Records”);

(h) all of the intangible rights and property of Seller, including all patents, trademarks, service marks, copyrights, trade names, trade secrets, know-how, goodwill, employee, independent contractor and third party restrictive covenant agreements, employee, independent contractor and third party non-compete and non-solicitation agreements, and any and all rights in and to the names used in connection with the NF5 Business or any of the Purchased Assets;

(i) all insurance benefits of Seller, including rights and proceeds, arising from or relating to the Purchased Assets or the Assumed Liabilities prior to the Closing Date; and

(j) all claims of Seller against third parties relating to the Purchased Assets, whether choate or inchoate, known or unknown, contingent or noncontingent, including all such claims listed on Schedule 1.1(j), provided, in the event Buyer discovers that Seller owns, leases or holds any other assets, properties or rights reasonably necessary or appropriate in order to operate the NF5 Business and that are not included in the Purchased Assets, other than the Excluded Assets (such assets, properties or rights, the “Additional Assets”), then upon the request of Buyer, Seller agrees to transfer such Additional Assets to Buyer without any additional consideration and for purposes of this Agreement, such Additional Assets shall be deemed to be Purchased Assets.

1.2 Assumed Liabilities.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and as of the Closing Date, Buyer shall assume and agree to perform and discharge only the following liabilities and obligations of Seller relating to the NF5 Business or any of the Purchased Assets incurred in the ordinary course of business (collectively, the “Assumed Liabilities”):

(a) the liabilities and obligations under the Contracts listed on Schedule 1.2(a) that arose prior to the Closing (the “Pre-Closing Contracts”);

(b) the liabilities and obligations under the Contracts listed on Schedule 1.2(a) that relate to the period following the Closing (the “Assumed Contracts”); and

(c) all liabilities, including Tax liabilities, and obligations that arise out of the ownership or operation of any of the Purchased Assets by Buyer after the Closing.

1.3 Excluded Assets.  Notwithstanding the generality of Section 1.1, Seller shall retain from and after the Closing all of its rights, title and interest in and to, and shall not sell, convey, assign or transfer to Buyer, any of the following assets, properties and rights (collectively, the “Excluded Assets”):

(a) all accounts receivable of Seller as of the Closing Date (the “Accounts Receivable”);

(b) all cash of Seller;

(c) subject to Section 5.8 hereof, corporate record books, organizational documents, income Tax Returns of Seller, and any refunds of Taxes that are Excluded Liabilities (as defined below);

(d) subject to Section 5.8 hereof, any books, records, files or correspondence of Seller relating to any Excluded Assets or Excluded Liabilities;

(e) any claims of Seller against third parties listed on Schedule 1.3(d);

(f) insurance benefits of Seller arising from or relating to the Excluded Assets or the Excluded Liabilities; and

(g) all of the Contracts listed on Schedule 1.3(g) (the “Excluded Contracts”).

1.4 Excluded Liabilities.  Notwithstanding the generality of Section 1.2, Seller shall retain and be responsible for the payment, performance and discharge of all liabilities and obligations (whether known or unknown, matured or unmatured, liquidated or unliquidated, contingent or fixed) of Seller, including all indebtedness, trade accounts payable unpaid as of the Closing Date (the “Trade Payables”), workers’ compensation liabilities, Tax liabilities imposed on Seller or attributable to the Purchased Assets or the NF5 Business for periods (or portions thereof) ending on or prior to the Closing Date (the “Excluded Tax Liabilities”), payroll, vacation, sick leave, unemployment benefits, pension plan, health plan and accrued bonus liabilities, any accrued bonus liabilities relating to the consummation of the transactions contemplated in this Agreement, including any such bonus liability to Judy Mimeault, environmental liabilities, all liabilities relating to any real property or any other types of obligations or liabilities arising out of or relating to events occurring on or prior to the Closing Date, all liabilities and obligations under (x) the Pre-Closing Contracts and the Assumed Contracts regardless of when such liabilities and obligations arose, other than to the extent such liabilities and obligations are Assumed Liabilities, and (y) the Excluded Contracts regardless of when such liabilities and obligations arose, other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), and Buyer shall not assume any of such Excluded Liabilities (regardless of whether any such liabilities or obligations are disclosed in this Agreement).

ARTICLE II.
PURCHASE PRICE

2.1 Purchase Price.

(a) In reliance upon the representations, warranties, covenants and agreements of Seller contained herein, the consideration for the Purchased Assets will be:

(i) at the Closing, the initial cash payment of $1,125,000 (the “Closing Payment”);

(ii) on or before June 10, 2013 following the Closing Date, an additional cash payment of $825,000;

(iii) on or before September 9, 2013 following the Closing Date, an additional cash payment of $1,125,000;

(iv) on or before December 6, 2013 following the Closing Date, a final cash payment of $1,125,000;

(v) any Earnout Payment (as defined in Section 2.2(a)) required to be paid pursuant to Section 2.2; and

(vi) the assumption of the Assumed Liabilities, as set forth in Section 1.2.

The sum of the cash payments and assumption of liabilities set forth in Sections 2.1(a)(i) through 2.1(a)(vi) is referred to herein as the “Purchase Price.”

(b) The Closing Payment and all other payments by Buyer pursuant to this Section 2.1 shall be delivered by Buyer to Seller by wire into an account designated by Seller. Any payments by Seller pursuant to this Section 2.1 shall be delivered by Seller to Buyer by wire into an account designated by Buyer.

2.2 Earnout.

(a) After the Closing, the following earnout amounts shall be payable in cash by Buyer to Seller as provided in this Section 2.2 (each, an “Earnout Payment”) if and when the cumulative EBITDA (as defined below) of the Sales Performance National Account Practice (also as defined below) in the period following the Closing Date until August 31, 2017 (the “Earnout Period”), equals or exceeds the following respective targeted amounts:

(i) an earnout amount of $2,166,666 if and when (A) $9,703,000 of cumulative EBITDA has been achieved, and (B) $6,477,000 of EBITDA has been achieved within a trailing period of four consecutive fiscal quarters (for the avoidance of doubt, the conditions in (A) and (B) hereof need not be achieved simultaneously or sequentially, all that is required is that both conditions are achieved);

(ii) an additional earnout amount in cash equal to $2,166,666 if and when (A) $17,223,000 of cumulative EBITDA has been achieved, and (B) $7,521,000 of EBITDA has been achieved within a trailing period of four consecutive fiscal quarters (for the avoidance of doubt, the conditions in (A) and (B) hereof need not be achieved simultaneously or sequentially, all that is required is that both conditions are achieved);

(iii) an additional earnout amount in cash equal to $2,166,667 if and when $25,960,000 of cumulative EBITDA has been achieved;

(iv) an additional earnout amount in cash equal to $1,000,000 if and when $37,500,000 of cumulative EBITDA has been achieved; and

(v) an additional earnout amount in cash equal to $1,000,000 when $47,500,000 of cumulative EBITDA has been achieved.

Notwithstanding the foregoing, if $3,225,000 of cumulative EBITDA has been achieved in the period following the Closing Date until August 31, 2013, then an earnout amount in cash equal to $500,000 shall be payable in cash by Buyer to Seller and the earnout amounts set forth in each of Section 2.2(a) (i), (ii), and (iii) will each be reduced from $2,166,666 ($2,166,667 in the case of Section 2.2(a)(iii)) to $2,000,000.

(b) For the avoidance of doubt, each of the Earnout Payments that shall be paid in cash by Buyer to Seller pursuant to this Section  2.2 and, if all conditions set forth in Section 2.2(a) are satisfied, the aggregate amount of all Earnout Payments shall be $8,500,000.

(c) For purposes of this Agreement, “EBITDA” shall mean earnings before interest, taxes, depreciation and amortization of the Sales Performance National Account Practice.  For the avoidance of doubt, EBITDA shall equal the amount of revenue received directly by the Sales Performance National Account Practice less its direct costs of sales less its direct selling, general and administrative costs.  Except as provided in this Section 2.2(c), EBITDA shall be determined in accordance with generally accepted accounting principles applied in the United States, as consistently applied by Buyer according to its past practices (“Buyer GAAP”).  For the purposes of determining the EBITDA and notwithstanding anything to the contrary set forth herein:

(i) EBITDA shall be computed to include 12.5% of the revenue received by the Parent’s international licensee partners during the Earnout Period from their non-U.S. sales of products and services offered by the Sales Performance National Account Practice (as defined below);

(ii) the parties acknowledge that Buyer anticipates it will be informed of the revenue received by Parent’s international licensee partners from reports received from them on a regular basis in accordance with past practice;

(iii) whenever a project fulfilled by the Sales Performance National Account Practice is sourced by a representative or representatives of another operating division of Parent or its affiliates (an “Other Division”), and such representative or representatives actively participate in the sales process and in the management of the project and customer relations during the project process, then (A) 50% of the revenue and costs of sales from and for such project shall be recognized in the Sales Performance National Account Practice for purposes of calculating EBITDA, and 50% of such revenue and costs of sales shall be recognized by such

Other Division, and (B) the actual and separate selling, general and administrative costs and expenses relating to such project (1) of such Other Division shall be recognized by such Other Division and (2) of the Sales Performance National Account Practice shall be recognized by the Sales Performance National Account Practice;

(iv) whenever the sale of a project fulfilled by the Sales Performance National Account Practice results from an introduction by a representative or representatives of an Other Division, but such representative or representatives do not otherwise actively participate in the sales process or in the management of the project or customer relations during the project process, then (A) 100% of the revenue and costs of sales from and for such project shall be allocated to the Sales Performance National Account Practice for purposes of calculating EBITDA, and (B) a commission expense to the sales representative(s) of the Other Division making the sales introduction for such project shall be recognized in the Sales Performance National Account Practice not to exceed the lesser of (x) $25,000 or (y) 10% of the revenue received from such project by the first anniversary of such project’s commencement, plus, in addition to such amount, 20% of such amount to cover payroll and other related expenses associated with such commission expense;

(v) Notwithstanding Section 2.2(c)(iii) and 2.2(c)(iv), if a project for a party that is an existing client of Buyer or its affiliates as of the date of this Agreement is fulfilled by the Sales Performance National Account Practice and 100% of the revenue associated with that client have historically been credited or allocated to an Other Division, then 100% of the revenue and costs associated with that project will continue to be credited and allocated to the Other Division.  The parties acknowledge and agree that if any dispute arises between the Sales Performance National Account Practice and any Other Division relating to a determination of the application of either Section 2.2(c)(iii), 2.2(c)(iv) or 2.2(c)(v) to a project, then such dispute shall be resolved by Parent’s Executive Vice President, Global Sales & Delivery (or if none, the Chief Executive Officer of Parent), as determined in his or her sole discretion in accordance with the terms of Section 2.2(c)(iii), 2.2(c)(iv)  and 2.2(c)(v).  Notwithstanding the foregoing, Parent’s Executive Vice President, Global Sales & Delivery (or if none, the Chief Executive Officer of Parent) and Seller may alter or amend the provisions of Section 2.2(c)(iii), 2.2(c)(iv) or 2.2(c)(v) only by mutual agreement.

(vi) EBITDA shall exclude “extraordinary items” of gain or loss as that term shall be defined in GAAP;

(vii) EBITDA shall exclude any gains, losses or profits realized from the sale of any assets other than in the ordinary course of business;

(viii) EBITDA shall exclude the future performance of any assets or business operations acquired by Buyer, Parent or any of their affiliates from a seller other than Seller during the Earnout Period;

(ix) EBITDA shall be computed to include any central sales support, marketing, innovation and product and service development, and administrative costs incurred by Parent or any of its affiliates in support of the Sales Performance National Account Practice (“Central Support Costs”); provided, that none of Buyer, Parent or any of their affiliates will cause a significant project to commence that would generate material Central Support Costs included in EBITDA without first consulting with any Owners who are then providing services to Buyer, Parent, or any of their affiliates (the “Service Owners”), regarding the propriety of such project, and provided further that, although in no event shall the consent of any Owner be required prior to commencing any such project, Buyer intends to consider carefully the opinions of the Service Owners in deciding whether to commence any such project, and Buyer further intends that any Central Support Costs included in EBITDA shall reasonably relate to the Sales Performance National Account Practice, and for the avoidance of doubt and solely by way of example, Central Support Costs shall exclude costs relating to the compensation of Buyer’s and Parent’s executive officers, the expenses of the board of directors of Buyer or Parent, audit fees for Buyer, Parent, and their affiliates, indirect information technology, indirect rent and utilities for any headquarters office space for Buyer or Parent, and indirect rent and utilities for the Sales Performance National Account Practice and indirect Buyer’s headquarter’s staff payroll and benefits.  Central Support Costs shall include applicable product and service marketing campaigns and special “SPIF” bonus compensation programs for sales personnel in the Sales Performance National Account Practice; and

(x) EBITDA shall be computed to exclude any adjustments to the financial performance of the Sales Performance National Account Practice required to be made during the Earnout Period that result from the operations or conduct of Buyer, Parent, or any of their affiliates, including the operations of the Sales Performance Practice of Buyer, Parent or any of its affiliates, prior to the Closing and the commencement of the Earnout Period.

(d) For purposes of this agreement, the “Sales Performance National Account Practice” shall mean the combined (i) NF5 Business and (ii) the Sales Performance Practice of Buyer, Parent or any of its affiliates.  The parties acknowledge that the financial performance of the Sales Performance National Account Practice has historically been, and is expected to continue to be, reported on Parent’s Forecast Variance Report in a manner consistent with past practice (other than as contemplated by Section 2.2(c) above).  For the avoidance of doubt, the Buyer anticipates that EBITDA will be equal to the financial performance of the Sales Performance National Account Practice as set forth on the Forecast Variance Report (which report will be calculated in accordance with Section 2.2(c)(iii)-(v)) as then adjusted in accordance with Section 2.2(c)(i)-(ii) and (vi)-(x).

(e) Within 45 days after the end of each fiscal quarter of Parent during the Earnout Period including the quarter ending as of the end of the Earnout Period, Buyer shall determine (i) the cumulative EBITDA of the Sales Performance National Account Practice for the Earnout Period as of the end of such fiscal quarter using Buyer GAAP, (ii) the maximum amount of EBITDA that has been achieved within a trailing period of four consecutive fiscal quarters (until such time as $7,521,000 of  EBITDA has been achieved within a trailing period of four consecutive fiscal quarters, after  which time such maximum amount will no longer need to be determined), and (iii) the Earnout Payment becoming payable during such fiscal quarter, if any, and shall submit to Seller a report in writing setting forth the amount, and a summary of its calculation of, (i) the cumulative EBITDA as of the end of such fiscal quarter, (ii) the maximum amount of EBITDA that has been achieved within a trailing period of four consecutive fiscal quarters (if applicable), and (iii) the amount of any Earnout Payment that Buyer calculates to be payable, if any (the “Earnout Notice”).

(f) Buyer will wire into an account designated by Seller each appropriate Earnout Payment on or before the 45th day following the end of the fiscal quarter of Parent during which such Earnout Payment became payable.

(g) for any fiscal year of Buyer completed during the Earnout Period (including the fiscal year ending August 31, 2017), notwithstanding any Earnout Notice previously delivered to Seller relating to fiscal quarter of such fiscal year, Buyer may submit a revised Earnout Notice to Seller for such fiscal quarter within 45 days after the completion of the annual audit of Buyer’s and Parent’s financial statements for such fiscal year conducted by Parent’s independent auditors, provided that any revisions made to a prior Earnout Notice shall be based solely upon the recommendations of such independent auditors.  If any revised Earnout Notice causes an Earnout Payment to become payable to Seller that previously has not paid to Seller, then Buyer shall pay such Earnout Payment to Seller within 30 days of its delivery to Seller of such revised Earnout Notice as provided in Section 2.2(f).  If any revised Earnout Notice causes an Earnout Payment that previously was paid to Buyer to not have been payable when paid, and, further, prior to the delivery of such revised Earnout Notice such improper Earnout Payment otherwise did not become payable as a result of a subsequently delivered Earnout Notice, then Seller shall return to Buyer the amount of such Earnout Payment that was improperly paid within 30 days of its receipt from Seller of the revised Earnout Notice causing such repayment obligation.  Seller shall pay such amount by wire into an account designated by Buyer.

(h) Buyer shall, and shall cause its officers, directors, representatives and affiliates to, cooperate with Seller in connection with Seller’s review of each Earnout Notice circulated by Buyer and shall, and shall cause its officers, directors, representatives and affiliates to, permit Seller to have, upon reasonable prior notice, access during normal business hours to audit and review the books and records of Buyer and its affiliates that are reasonably necessary to confirm the accuracy of the Earnout Notice and for no other purpose.  Within 45 days after receipt of the Earnout Notice (the “Earnout Dispute Response Period”), Seller shall communicate in writing to Buyer any objection or disagreement that it may have to such Earnout Notice (an “Earnout Objection”).  If Seller shall fail to give an Earnout Objection to Buyer within the Earnout Dispute Response Period, then Seller shall have no further right to challenge the applicable Earnout Notice, and such Earnout Notice shall be final, binding and conclusive on the parties.

(i) If Seller delivers an Earnout Objection during the Earnout Dispute Response Period, then Seller and Buyer, acting in good faith, shall use their reasonable efforts to reach agreement on the disputed items or amounts (the “Earnout Disputed Amounts”) set forth in Buyer’s Earnout Objection.  Seller and Buyer may, but shall not be obligated to, engage an independent certified public accounting firm that is mutually agreed by Buyer and Seller in writing to assist in resolving the disputed items on terms that are mutually agreed by Buyer and Seller in writing.

(j) To the extent that any amounts due and owing to Seller pursuant to this Section 2.2 are not timely paid, Buyer shall bear the responsibility to pay to Seller, or at Seller’s election, to pay directly to Seller’s legal counsel, all fees, costs and expenses of collection of the amounts due and owing to Seller.  To the extent that any amounts due and owing to Buyer pursuant to Section 2.2(g) or otherwise pursuant to this Section 2.2 are not timely paid, Seller shall bear the responsibility to pay to Buyer, or at Buyer’s election, to pay directly to Buyer’s legal counsel, all fees, costs and expenses of collection of the amounts due and owing to Buyer.

(k) Notwithstanding anything in this Agreement to the contrary, and in addition to any other remedies available to Buyer, any indemnification obligation or other amounts owed by Seller to Buyer under this Agreement may be deducted by Buyer from any amounts owed by Buyer to Seller under this Agreement, including any Earnout Payment.  For the avoidance of doubt, if Buyer deducts any amount from amounts owed by Buyer to Seller under this Agreement pursuant to this Section 2.2(k), and thereafter it is determined (whether unilaterally determined by Buyer or pursuant to a legal proceeding) Buyer was not entitled to receive from Seller the deducted amount pursuant to the terms of this Agreement, then upon such determination such deduction immediately shall be reversed and Buyer promptly shall pay to Seller the amount of such deduction.

2.3 Acceleration of Obligations.

(a) In the event that during the Earnout Period, (i): (A) there occurs a sale or other disposition of all or substantially all of the assets of Buyer, Parent or the assets comprising the Sales Performance National Account Practice, taken as a whole or (B) there occurs the issuance sale, transfer, assignment or other disposition (including by merger or consolidation) of more than 50% of the voting power represented by the then-current equity holders of Buyer or Parent (each of the foregoing an “Initial Triggering Event”); and (ii) following an Initial Triggering Event, Seller notifies Buyer in writing that for a period of at least 60 days, the Sales Performance National Account Practice has not been allowed to operate in a manner consistent with the provisions of Section 2.4 and, as a result, the financial performance or prospects of the Sales Performance National Account Practice have materially diminished, then Buyer or any successor in interest thereto and Seller will in good faith for an additional 60 days seek to resolve concerns regarding the performance of the Sales Performance National Account Practice and will use commercially reasonable efforts to remedy the diminished financial performance or prospects of the Sales Performance National Account Practice; however, if at the end of the additional 60-day period and notwithstanding the efforts of  Buyer or any successor in interest thereto and Seller, the financial performance or prospects of the Sales Performance National Account Practice remain materially diminished (a “60-Day Event”), then Seller may elect by written notice to be paid in full by Buyer an amount equal to (x) if the Initial Triggering Event occurs on or before September 11, 2014, an amount equal to $10,700,000 minus the sum, without duplication, of all payments made by Buyer pursuant to Section 2.1(a)(i)-(v) or Section 2.2 or (y) if the Initial Triggering Event is after September 11, 2014, the Projected Earnout Amount (as defined below) less the amount of the Earnout Payments previously paid by Buyer to Seller in accordance with Section 2.2, if any, within 90 days of such election.  For the avoidance of doubt, Buyer will not be required to pay any amount pursuant to the Section 2.3(a) unless both an Initial Triggering Event and a 60-Day Event have occurred.

(b) For purposes of this Section 2.3, “Projected Earnout Amount” means the cumulative Earnout Amount that would be payable pursuant to Section 2.2 based upon the (i) the actual cumulative EBITDA of the Sales Performance National Account Practice through the end of the fiscal quarter completed prior to the effective date of the applicable Triggering Event (the

“Pre-trigger Quarter”) plus (ii) the projected cumulative EBITDA of the Sales Performance National Account Practice from the end of the Pre-trigger Quarter until the end of the Earnout Period (the “Projected EBITDA”).  The Projected EBITDA shall be determined by the mutual written agreement of Buyer and Seller, acting in good faith based upon the following principles, to the extent reasonably practicable: (A) determining the average rate of growth in EBITDA based on completed fiscal quarters through the Pre-trigger Quarter, (B) calculating the Projected EBITDA by applying such average rate of growth to the amount of EBITDA for the Pre-trigger Quarter for each successive fiscal quarter through the end of the Earnout Period, and (C) taking into account the current trajectory of EBITDA.

2.4 Operation of the Business during the Earnout Period.  During the Earnout Period, Buyer shall and shall cause its affiliates to:

(a) maintain the Sales Performance National Account Practice as a separate group or business unit, with its own management and financial statements; provided, if Buyer or Parent determines to migrate the Sales Performance National Account Practice to a Field Support Practice of Parent, then Buyer shall notify Seller of such determination in writing, and Buyer and Seller acknowledge and agree promptly thereafter, acting in good faith, they will discuss appropriate modifications of the terms set forth in this Agreement relating to the Earnout Payments and will agree in writing to any mutually acceptable modifications to such terms;

(b) unless the parties mutually agree otherwise, Buyer, acting in good faith, shall use commercially reasonable efforts to operate the Sales Performance National Account Practice (i) with respect to the NF5 Business, in a manner reasonably consistent with Seller’s past practices in operating the NF5 Business, and (ii) regarding the Sales Performance National Account Practice as operated by Buyer prior to its combination with the NF5 Business, in a manner reasonably consistent with Buyer’s past practices in operating such business; provided, however, that the foregoing shall not obligate, limit or otherwise restrict Buyer or Parent from exercising its sole and unfettered business judgment in its efforts to operate the Sales Performance National Account Practice during the Earnout Period, including, for example, changing or merging product lines, adjusting marketing strategy and events or changing account management structure, so long as such efforts are commercially reasonable and are not taken for the primary purpose of preventing the earning of, or reducing the amount of, the Earnout Payment;

(c) comply in all material respects with all laws applicable to the Sales Performance National Account Practice;

(d) keep adequate books and records of account to enable Seller to reasonably review all relevant matters relating to the financial position of the Sales Performance National Account Practice and the calculation of the Earnout Payment.

(e) employ, or cause Parent or an affiliate to employ, Illig as the Practice Leader of Buyer during the Earnout Period, provided, however, (i) that Illig may be terminated for Cause (as defined below) at any time, (ii) that Illig may be terminated for any reason by Buyer if Buyer in good faith determines it has a commercially reasonable basis for doing so, and such termination is not take for the primary purpose of preventing the earning of, or reducing the amount of, the Earnout Payment and (iii) nothing in this Agreement shall be construed as giving Illig the right to be retained in the employ of Buyer, Parent or any of their affiliates;

(f) employ, or cause Parent or an affiliate to employ, Christensen as the Director of Business Development and Strategy of Buyer provided, however, (i) that Christensen may be terminated for Cause (as defined below) at any time, (ii) that Christensen may be terminated for any reason by Buyer if Buyer in good faith determines it has a commercially reasonable basis for doing so, and such termination is not take for the primary purpose of preventing the earning of, or reducing the amount of, the Earnout Payment and (iii) nothing in this Agreement shall be construed as giving Christensen the right to be retained in the employ of Buyer, Parent or any of their affiliates;

(g) subject to the supervision of the officer of Parent to which Illig reports, grant Illig the right to manage the operations of the Sales Performance National Account Practice and manage and supervise all employees and independent contractors who perform services for the Sales Performance National Account Practice and make recommendations with respect to the hiring, compensation and termination of such persons, as applicable; and

(h) for the purposes of this Agreement, the term “Cause” means any of the following:  fraud, intentional misrepresentation, theft, conviction of a felony or other crime, embezzlement, acts of dishonesty, gross negligence or intentional misconduct, including any form of harassment, illegal or improper activity which may adversely affect the reputation of Buyer, Parent or any affiliated business.

2.5 Redemption of Membership Interest and Final Distribution.

(a) Effective as of immediately prior to the Closing, (i) Seller shall redeem Buyer’s membership interest in Seller in exchange for $1.00 pursuant to the Redemption Agreement attached hereto as Exhibit A (the “Redemption Agreement”), (ii) Buyer disclaims any continuing ownership of any Class A Units of Seller and (iii) Buyer hereby resigns as a member of Seller and acknowledges and agrees it shall have no further right or obligation under Seller LLC Agreement.  Seller and the Owners hereby consent to the redemption of Buyer’s membership interest in Seller as set forth above and acknowledge and agree that Buyer shall thereafter have no further right or obligation pursuant to Seller LLC Agreement.

(b) In connection with such redemption, Seller has distributed to Buyer an amount in cash equal to $ 340,000 (of which $280,000 was distributed on March 1, 2013 and $60,000 was distributed immediately prior to Closing) representing the sum of (x) distributions owed to Buyer by Seller for years prior to 2013 and (y) the estimated amount of taxable income allocable to Buyer pursuant to the Seller LLC Agreement for the period from January 1, 2013, through the Closing Date.  Buyer and Seller hereby agree to treat the Closing Date as a “closing of the books” for purposes of determining the amount of taxable income allocable to Buyer for the period ending on the Closing Date to not allocate items of income, gain, loss or deduction arising from the transactions contemplated by this Agreement to Buyer, and to not distribute any portion of the Purchase Price to Buyer.  Seller shall prepare timely provide to Buyer all Schedule K-1s in a manner consistent with this Section 2.5.

(c) All payments pursuant to this Section 2.5 shall be delivered by Seller to Buyer into an account designated by Buyer.

2.6 Termination of License Agreement.  Effective as of the Closing, the License Agreement is hereby terminated, including, without limitation, the provisions set forth in Section 2.2 thereof, and is of no further force or effect except with respect to the provisions of Sections 5, 8, 9 and 10 thereof which shall survive termination and remain in full force and effect.  For purposes of clarity, Seller has no further payment obligations under the License Agreement after the Closing.

2.7 Allocation of Purchase Price.  Seller and Buyer agree that the Purchase Price shall be allocated among the Purchased Assets and the covenants set forth in Section 5.10 in accordance with Sections 338 and 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder (provided, however, that the aggregate maximum portion of the Purchase Price to be allocated to the covenants set forth in Section 5.10 shall not be more than $500,000) (the “Allocation”).   Seller and Buyer shall (a) within sixty (60) days following Closing, in good faith agree to the Allocation in writing; (b) report the sale and purchase of the Purchased Assets for federal, state, municipal, local and foreign income Tax purposes in accordance with the Allocation; (c) not take any position inconsistent with the Allocation on any of their respective income Tax Returns, reports, information returns or similar documents required to be filed with any Authority (including without limitation IRS Form 8594); and (d) comply with the applicable information reporting requirements of Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE III.
CLOSING

3.1 Closing Date.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place via exchange of electronic documents and signatures, or at such other place and in such manner as is mutually agreeable to Seller and Buyer at 10:00 a.m. Salt Lake City, Utah time on the date of this Agreement (the “Closing Date”) and the Closing shall be effective as of 11:59 p.m. on the Closing Date.

3.2 Deliveries of Seller.  Upon the execution of this Agreement, Seller delivered to Buyer, in form and substance satisfactory to Buyer, the following:

(a) A bill of sale, substantially in the form attached as Exhibit B, duly executed by an authorized manager of Seller (the “Bill of Sale”);

(b) an assignment and assumption of the Assumed Liabilities duly executed by an authorized officer of Seller in the form attached as Exhibit C (the “Liabilities Assignment and Assumption”);

(c) an assignment of trademarks and service marks, substantially in the form attached as Exhibit D (the “Trademark Assignment”);

(d) the Redemption Agreement, duly executed by an authorized officer of Seller;

(e) name change documents, pursuant to which Seller has changed or will change its corporate business name; and

(f) a copy, certified by a manager of Seller, of the duly adopted resolutions of the members and Management Committee of Seller approving this Agreement and authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and a certificate of good standing of Seller issued by the Secretary of State of the State of Delaware dated not more than ten days prior to the Closing Date.

3.3 Deliveries of Buyer.  Upon the execution of this Agreement, Buyer shall deliver or cause to be delivered to Seller, in form and substance satisfactory to Seller, the following:

(a) the Closing Payment;

(b) the Liabilities Assignment and Assumption, duly executed by an authorized officer of Buyer;

(c) the Trademark Assignment, duly executed by an authorized officer of Buyer;

(d) the Redemption Agreement, duly executed by an authorized officer of Buyer; and

(e) a copy, certified by an officer of Buyer, of the duly adopted resolutions of the Board of Directors of Buyer approving this Agreement and authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

3.4 Tax Matters.

(a) Transfer Taxes.  Buyer shall pay all transfer, real property transfer, documentary stamp and other similar taxes and all recording, filing and other fees and costs (“Transfer Taxes”) with respect to the sale and purchase of any of the Purchased Assets, if any.

(b) Sales Taxes.  Buyer shall pay all sales and use taxes with respect to the sale and purchase of any of the Purchased Assets.

(c) Allocation of Taxes. For purposes of this Agreement, Taxes that relate to the period commencing prior to but ending following the Closing Date shall be allocated on the basis of the following: (i) in the case of any Tax based upon or related to income or receipts, such taxes shall be deemed equal to the amount which would be payable if the relevant taxable period ended as of the end of the Closing Date; and (ii) in the case of all other taxes, such taxes shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period.

(d) 2013 Distribution.  Buyer agrees that, notwithstanding Section 8.1(a) of the Seller LLC Agreement, Buyer shall not receive after the Closing any distribution with respect to its Membership Interest from Seller in respect of such distributive shares for any period ending on or prior to Closing.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of` Seller.  Seller represents and warrants to Buyer as follows:

(a) Organization and Good Standing.  Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own its properties and carry on its business as now being conducted.  Seller is qualified to do business in all jurisdictions in which property owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification necessary and where the failure to so qualify would have a material adverse effect on it.

(b) Enforceability; Authority; No Conflict.  Seller has the requisite power and authority to enter into this Agreement and the documents and agreements contemplated herein (collectively, the “Transaction Documents”) and to consummate the transactions contemplated herein and therein.  The execution and delivery of this Agreement and the Transaction Documents by Seller, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of Seller.  This Agreement and the Transaction Documents have been duly executed and delivered by Seller and, assuming due execution and delivery by Buyer, this Agreement and each of the Transaction Documents constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, and subject, as to enforceability, to (i) bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other similar laws affecting creditors’ rights generally; and (ii) general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or equity).  Neither the execution and delivery of this Agreement or the Transaction Documents by Seller nor the consummation of the transactions contemplated hereby constitutes a violation of any provision of the governing documents of Seller or violates, or is in conflict with, or constitutes a default under any material agreement or commitment to which Seller is a party or by which Seller is bound, or violates any statute or law or any judgment, decree, order, regulation or rule of any court or Authority.  Except as set forth on Schedule 4.1(b), Seller is not required to give any notice to or obtain any consent from any Authority or other person in connection with the execution and delivery of this Agreement and the Transaction Documents or the consummation or performance of any of the transactions contemplated hereby and thereby.

(c) Books and Records.  The Books and Records and other books, records and work papers of Seller with respect to the NF5 Business and the Purchased Assets have been provided to Buyer for inspection and contain the minutes of all meetings of Seller and written consents reflecting all actions taken by Seller without a meeting and have been maintained in accordance with good business practice and, to the extent applicable, accurately reflect the basis for the financial condition and results of the operations of Seller set forth in the Financial Statements (as defined below).

(d) Financial Statements; No Undisclosed Liabilities.  Seller has furnished to Buyer true, complete and correct copies of the unaudited balance sheets and related statements of income and operations of Seller as of and for the 12-month periods ended December 31, 2012, 2011 and 2010 (the “Financial Statements”); copies of which are attached hereto as Schedule 4.1(d).  The Financial Statements were prepared based upon the Books and Records of Seller and fairly present in all material respects the financial condition of Seller, as of the dates indicated, and the results of its operations for the periods indicated, consistently applied, except as otherwise stated therein.  Other than as set forth on Schedule 4.1(d), Seller does not have any liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise) except (i) liabilities and obligations contemplated by or in connection with this Agreement or the transactions contemplated hereby; (ii) liabilities or obligations reflected or reserved against in the Financial Statements; or (iii) current liabilities and obligations incurred in the ordinary course of the NF5 Business since the date of the Financial Statements.  This Section 4.1(d) shall not apply with respect to Taxes, which matters are exclusively covered in Section 4.1(f).

(e) Absence of Certain Changes and Events.  Since December 31, 2012, there has not been any material adverse change in the NF5 Business, operations, prospects, assets, results of operations or condition (financial or other) of Seller or in its relationships with licensors, vendors, customers or employees.  Without limiting the foregoing, since December 31, 2012, none of the following have occurred:

(i) Any increase in the wages, salaries, compensation, commission plans, bonus programs pension or other benefits payable or to become payable by Seller to any of its respective officers or members, or to any other of its employees or agents outside of the ordinary course of the NF5 Business;

(ii) Any incurrence by Seller of any obligations or liabilities, whether absolute, accrued, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others), other than obligations and liabilities incurred in the ordinary course of the NF5 Business and none of which are materially adverse;

(iii) Any discharge or satisfaction of any Lien or payment of any obligation or liability by Seller other than current liabilities shown or reflected on the Financial Statements or current liabilities incurred since December 31, 2012 in the ordinary course of the NF5 Business;

(iv) The mortgage, pledge or subjection to Lien of any of Seller’s assets, real or personal, tangible or intangible, other than in the ordinary course of the NF5 Business;

(v) The sale or transfer of any of Seller’s tangible assets, or the cancellation or release of any debts or claims, except, in each case, in the ordinary course of the NF5 Business;

(vi) The sale, assignment, transfer or encumbrance by Seller of any trademarks, trade names or other intangible assets material to the NF5 Business, or licenses to use such assets other than in the ordinary course of the NF5 Business;

(vii) Any extraordinary losses incurred by Seller other than in the ordinary course of the NF5 Business;

(viii) The failure by Seller to take or make any charges, write-offs, increases in bad debt reserves or other adjustments in the Accounts Receivable by reason of failure or inability to collect, or diminished prospects for collection of, its Accounts Receivable, other than in the ordinary course of the NF5 Business;

(ix) The occurrence of any event or condition of any character materially and adversely affecting Seller’s business or Tax liabilities or any change in the condition of Seller’s assets, liabilities or business, except changes in the ordinary course of business; or

(x) Any entry by Seller into any other material transaction other than in the ordinary course of business.

(f) Taxes.  All Tax Returns required to be filed by Seller for any Tax period (or portion thereof) ending on or prior to the Closing Date have been, or will be, timely filed.  Such Tax Returns are, or will be, true, complete and correct in all material respects.  All Taxes due and owing by Seller (whether or not shown on any Tax Return) have been, or will be, timely paid.  Seller has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, member or other party, and complied with all information reporting and backup withholding provisions of applicable law.  No extensions or waivers of statutes of limitations have been given by Seller or requested with respect to any Taxes of Seller.  All deficiencies asserted, or assessments made, against Seller as a result of any examinations by any taxing Authority have been fully resolved or paid.  Seller is not a party to any audit or other inquiry by any taxing Authority, and there are no pending or threatened audits or other inquiries by any taxing Authority.  There are no Liens for Taxes upon any of the Purchased Assets nor has the Seller received written notice that any taxing Authority is in the process of imposing any Liens for Taxes on any of the Purchased Assets (in each case, other than for current Taxes not yet due and payable).  Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.  To the knowledge of Seller, there is no bulk sale, transfer, sales, use or other similar Taxes or recording or filing fees relating to or resulting from the sale and purchase of the Purchased Assets and payment of the Purchase Price as described in this Agreement.  For purposes of this Agreement, the term “Taxes” means all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, use, occupation, severance, energy, unemployment, social security, worker’s compensation, capital, premium, or other taxes, assessments, customs, duties, fees, levies, or other governmental charges of any nature whatever, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto.  For purposes of this Agreement, the term

 “Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(g) Title to and Sufficiency of Purchased Assets.  Except for the intellectual property licensed to Seller by Buyer pursuant to the License Agreement, which will be terminated at Closing, Seller (i) has good and marketable title to the Purchased Assets, free and clear of Liens other than (A) Liens for Taxes not yet due and payable and (B) those Liens set forth on Schedule 4.1(g) (collectively, “Permitted Liens”) and (ii) has a valid leasehold interest in or valid contractual right to use, all of the personal property that is leased or used but not owned by it and which leasehold interests and contractual rights constitute Purchased Assets.  The Purchased Assets are sufficient for the continued operation of the NF5 Business by Buyer after the Closing in substantially the same manner as conducted prior to Closing.  All of the tangible Purchased Assets are in good operating condition, normal wear and excepted, and each is adequate for use, after the Closing Date, in the ordinary course of the NF5 Business, consistent with past practice.

(h) Seller’s Assets.  Schedule 4.1(h) sets forth the following information with respect to all of the assets of Seller (indicating in each case, where appropriate, whether or not consent by a third party is required for the transfer to Buyer) relating in any manner to the Purchased Assets or the NF5 Business:

(i) a list of (A) all United States and foreign patents, trademarks and trade names, trademark and trade name registrations, service marks and service mark registrations, copyrights and copyright registrations, unexpired as of the date hereof, all United States and foreign applications pending on said date for patents, for trademark or trade name registrations, for service mark registrations, or for copyright registrations, and all trademarks, trade names, service marks, labels and other trade rights in use on said date, all of the foregoing being owned in whole or in part as noted thereon on said date by Seller; (B) computer software and websites owned by Seller; and (C) all licenses granted by or to Seller, including software licenses, and all other agreements to which Seller is a party, which relate in whole or in part to any items of the categories mentioned in clause (A) above or to any other proprietary rights (other than with respect to off-the-shelf intellectual property or subject to shrink-wrap, click-through or similar licenses), whether owned by Seller or otherwise used in the ordinary course of the NF5 Business;

(ii) a list of all existing Contracts and commitments to which Seller is a party or by which Seller or any of its respective assets is bound, except for Contracts or commitments involving the payment by or to Seller of less than $1,000 with respect to any one Contract or commitment, or $5,000 with respect to any group of related Contracts or commitments; and

(iii) a list of (A) any collective bargaining agreements, employment, consulting and separation agreements, executive compensation plans, bonus plans, incentive compensation plans, deferred compensation agreements, employee stock purchase and stock option plans and hospitalization insurance or other plans or arrangements providing for benefits for employees or former employees of the NF5 Business; and (B) all Multiemployer Plans (as

defined in ERISA as defined in Section 4.1(m) below) which Seller maintains or has maintained or to which Seller makes, is required to make, has made or has been required to make a contribution.

True and complete copies of all documents, including all amendments thereto, referred to in this Section 4.1(h) have been provided to Buyer.  Except as specifically noted on Schedule 4.1(h)(iv), each Assumed Contract identified or required to be identified on Schedule 4.1(h) is in full force and effect and is valid and enforceable in accordance with its terms subject, as to enforceability, to (i) bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other similar laws affecting creditors’ rights generally; and (ii) general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or equity).

(i) Litigation.  Except as set forth in Schedule 4.1(i), there are no claims, actions, suits or proceedings pending or, to the knowledge of Seller, threatened against or involving Seller at law or in equity before any Authority (“Litigation”).  Other than as set forth in Schedule 4.1(i), there are no governmental investigations of Seller or the NF5 Business being conducted by any Authority.  (A) To the knowledge of Seller, no basis reasonably likely to give rise to any material Litigation exists, and (B) there are no orders, judgments, injunctions or decrees of any court or Authority with respect to which Seller has been named or to which Seller is a party, which directly apply, in whole or in part, to the NF5 Business, or to any of the Purchased Assets or which is reasonably likely to result in any material adverse effect in the NF5 Business of Seller.  Schedule 4.1(i) lists all Litigation involving Seller during the three-year period prior to the Closing Date.  This Section 4.1(h)(i) shall not apply with respect to Taxes, which matters are exclusively covered in Section4.1(f).

(j) Intellectual Property.  Any patents, trademarks, trade names, copyrights and registrations identified on Schedule 4.1(h) are in good standing, are valid and enforceable and are free from any default on the part of Seller that would have a material adverse effect on Seller.  Seller is not a licensor with respect to any patents, trademarks, trade names, copyrights or registrations or applications therefor.  To the knowledge of Seller, the conduct of the NF5 Business does not violate or infringe any right or patent, trademark, trade name, service mark, copyright, know-how or other proprietary right of third parties, except in each case as for violations as would not have a material adverse effect on the NF5 Business or the value of the Purchased Assets.

(k) Permits.  Schedule 4.1(k) hereto is a schedule of all Permits held by Seller in connection with the NF5 Business or any of the Purchased Assets (indicating in each case, where appropriate, whether or not the consent by a third party to the transfer to Buyer is required).  The NF5 Business is and has been operated in compliance with all such Permits, all of which are in full force and effect, and no action or claim is pending, or, to the knowledge of Seller, threatened, to revoke, terminate or declare invalid any of the foregoing.

(l) Compliance with Laws.  Except as set forth on Schedule 4.1(l), the conduct of the NF5 Business of Seller does not violate or infringe any domestic or foreign laws, statutes, rules or regulations or any material ordinances applicable to the NF5 Business, including, without limitation, any of the foregoing that pertain to or regulate the operation of the NF5

Business, consumer protection, environmental protection, pollution control, disposal of hazardous or toxic waste, health and safety, occupational safety matters or zoning, except to the extent that such noncompliance would not have a material adverse effect on the NF5 Business.  Except as set forth in Schedule 4.1(l), to the knowledge of Seller, none of the employees, officers, members, managers and directors of Seller or any agent of Seller acting in its capacity as such, have engaged in any activities which are prohibited under any federal laws, or the regulations promulgated pursuant to such laws, or state or local laws, statutes or regulations or which are prohibited by rules of professional conduct.

(m) Employee Benefits.  Schedule 4.1(m) is an accurate list of all “employee welfare benefit plans” and “employee pension benefit plans” (collectively, “Qualified Plans”), as such terms are defined by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other group employee benefit plan, agreement, arrangement or understanding maintained for the benefit of Seller (the Qualified Plans, together with such other plans, arrangements and understandings, collectively, the “Employee Benefit Plans”).  Neither Seller nor any other members of the Controlled Group of Corporations (as defined in Section 1563 of the Code) that includes Seller contributes to, ever has contributed to, or ever has been required to contribute to any Multiemployer Plan (as defined in Section 3(37) of ERISA) or has any liability (including withdrawal liability) under any Multiemployer Plan.  Neither Seller nor any affiliate of Seller has taken any action, or omitted to take any action, with respect to the Employee Benefit Plans (or has any knowledge of the same) which is reasonably likely to result in a Lien on any of the Purchased Assets or against Seller or any of its affiliates.

(n) Employees.  Except as disclosed on Schedule 4.1(n):

(i) Seller has not experienced and, to the knowledge of Seller, there has not been threatened with respect to the employees of Seller, any strike, collective work stoppage, slowdown, lockout, picketing, leafleting, boycott, union organization attempt, demand for recognition from a labor organization or petition for representation under the National Labor Relations Act or applicable state or other legal requirement related to employees of Seller.  No legal proceeding is pending against Seller or, to the knowledge of Seller, threatened against Seller by any applicant for employment, any current employee or any former employee, or any class of current or former applicants or employees.  There are no workers’ compensation claims pending against Seller, nor does Seller have knowledge of any threatened workers’ compensation claims.  None of Seller’s employees is on leave of absence.

(ii) No employee of Seller is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated by the Seller with respect to its employees.  The employment relationship between Seller and each of the individuals employed by Seller is “employment at will.”  Seller has delivered to Buyer true and correct copies of all existing employee handbooks, summary plan descriptions, policy manuals and/or written policies applicable to Seller’s employees known to Seller and in Seller’s possession immediately prior to Closing.

(iii) Seller has paid in full to all employees all wages, salaries, bonuses and commissions due and payable to such employees and has fully reserved in its Records all amounts for wages, salaries, bonuses and commissions due but not yet payable to such employees.  Except as set forth on Schedule 4.1(n), no manager, officer or individual employed by Seller is a party to any employment or other agreement that entitles him or her to compensation or other consideration upon the completion of the transactions contemplated in this Agreement.

(iv) Except as set forth on Schedule 4.1(n), there have been no lay-offs of employees of Seller or work reduction program undertaken by or on behalf of Seller in the past two years, and no such program has been adopted by Seller or publicly announced.  Since December 31, 2011, Seller has not given notice of termination to or received notice of resignation from any employee having total annual compensation of more than $50,000.

(v) Each employee of Seller employed in the United States has completed and Seller has retained an Immigration and Naturalization Service Form I- 9.  No employee of Seller is (A) a non-immigrant employee whose status would terminate or otherwise be affected by the business transaction consummated by this Agreement, or (B) a non-United States resident who is authorized to work in the United States in non-immigration status.

(o) Software Licenses.  Seller has a sufficient number of fully paid and valid licenses to cover all software used by Seller.  Any fees, increased maintenance costs or other transfer fees (whether direct or indirect) which are required to be paid in connection with the transfer of the software licenses which are transferred by Seller to Buyer on the Closing Date shall be paid by Seller.

(p) Ownership of Seller.  Immediately prior to the Closing, no person or entity other than Owners and Buyer has any ownership interest in Seller, and no person or entity other than Seller has any ownership interest in the Purchased Assets.  The Seller LLC Agreement, a copy of which having been delivered to Buyer, is the limited liability company agreement of Seller in force as of the Closing Date and has not been terminated or modified or superseded by any other agreement.

(q) Customers.  Attached as Schedule 4.1(q) is a complete and accurate list of Seller’s top ten customers by revenue for the fiscal year ended December 31, 2012.

(r) Disclosure.  To the knowledge of Seller, no representation or warranty by Seller in this Section 4.1, contains any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.

(s) Brokers or Finders.  There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller who will be entitled to any fee or commission from Buyer or any other person or entity upon consummation of the transactions contemplated by this Agreement.

(t) Insurance.  Seller has at all times maintained insurance relating to its business and covering property, fire, casualty, liability and workers’ compensation.  Such insurance (i) is in full force and effect, (ii) is sufficient for compliance with all requirements of applicable law and of any material Contract to which Seller is subject, and (iii) is valid and enforceable.

(u) Disclaimer of other Representations and Warranties.  Except for the representations and warranties expressly contained in this Agreement and the Schedules and Exhibits hereto, Seller makes no other representations or warranties, express or implied, and Seller hereby disclaims any such other representations or warranties, whether by Seller, the Owners, or any other person or entity, with respect to this Agreement and the transactions contemplated hereby, notwithstanding the delivery or disclosure to Buyer of any documentation or other information by Seller, the Owners or any other person or entity with respect to any of the foregoing.  Without limiting the generality of the foregoing, Seller and the Owners are not making any representation or warranty with respect to any (i) information, document or material made available to Buyer by Seller prior to Closing, including through management presentations and in any other form in expectation of the transactions contemplated by this Agreement or (ii) information set forth in or supporting any business plans or projections heretofore provided by, or on behalf of, Seller, included projected statements of operating revenues and income from operations.

4.2 Representations and Warranties of Owners.  Each of the Owners severally represents and warrants to Seller as follows:

(a) Enforceability; Authority; No Conflict.  Such Owner has the requisite power and authority to enter into this Agreement and the Transaction Documents (as applicable) and to consummate the transactions contemplated herein and therein.  This Agreement and the applicable Transaction Documents have been duly executed and delivered by such Owner and, assuming due execution and delivery by Buyer and Seller, this Agreement and each of the applicable Transaction Documents constitutes a valid and binding obligation of such Owner, enforceable against such Owner in accordance with their respective terms, and subject, as to enforceability, to (i) bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other similar laws affecting creditors’ rights generally; and (ii) general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or equity).  Neither the execution and delivery of this Agreement or the applicable Transaction Documents by such Owner nor the consummation of the transactions contemplated hereby constitutes a violation of any provision of the governing documents of such Owner (if applicable) or violates, or is in conflict with, or constitutes a default under any material agreement or commitment to which such Owner is a party or by which such Owner is bound, or violates any statute or law or any judgment, decree, order, regulation or rule of any court Authority.  Such Owner is not required to give any notice to or obtain any consent from any Authority or other person in connection with the execution and delivery of this Agreement and the applicable Transaction Documents or the consummation or performance of any of the transactions contemplated hereby and thereby.

(b) Brokers or Finders.  There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of such Owner who will be entitled to any fee or commission from Buyer or any other person or entity upon consummation of the transactions contemplated by this Agreement.

4.3 Representations and Warranties of Buyer.  Buyer represents and warrants to Seller as follows:

(a) Organization.  Buyer is a duly organized, validly existing corporation in good standing under the laws of the State of Utah and has the requisite corporate power and authority to own its properties and to carry on its business as now being conducted.  Buyer is qualified to do business in all jurisdictions in which property owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification necessary and where the failure to so qualify would have a material adverse effect on it.

(b) Enforceability; Authority; No Conflict.  Buyer has the requisite corporate power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated herein and therein.  The execution and delivery of this Agreement and the Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Buyer.  This Agreement and the Transaction Documents have been duly executed and delivered by Buyer and, assuming due execution and delivery by Seller and each Owner (as applicable), constitute a valid and binding obligation of Buyer, enforceable against Buyer in accordance with their terms, and subject, as to enforceability, to (i) bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other similar laws affecting creditors’ rights generally and the rights of creditors of companies generally; and (ii) general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or equity).  Neither the execution and delivery of this Agreement or the Transaction Documents by Buyer nor the consummation of the transactions contemplated hereby constitutes a violation of any provision of the articles of incorporation or bylaws of Buyer or violates, or is in conflict with, or constitutes a default under any material agreement or commitment to which Buyer is a party or by which Buyer is bound, or violates any statute or law or any judgment, decree, order, regulation or rule of any court or Authority.  Buyer is not required to give any notice to or obtain any consent from any Authority or other person in connection with the execution and delivery of this Agreement and the Transaction Documents or the consummation or performance of any of the transactions contemplated hereby and thereby.

(c) SEC Reports and Financial Statements.  During the two years prior to the date hereof, Parent has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”).  As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents.  As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate).

(d) Brokers or Finders.  There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who will be entitled to any fee or commission from Seller or any other person or entity upon consummation of the transactions contemplated by this Agreement.

(e) Disclaimer of other Representations and Warranties.  Except for the representations and warranties expressly contained in this Agreement and the Schedules and Exhibits hereto, Buyer makes no other representations or warranties, express or implied, and Buyer hereby disclaims any such other representations or warranties, whether by Buyer or any other person or entity, with respect to this Agreement and the transactions contemplated hereby, notwithstanding the delivery or disclosure to Seller of any documentation or other information by Buyer or any other person or entity with respect to any of the foregoing.  Without limiting the generality of the foregoing, Buyer is not making any representation or warranty with respect to any (i) information, document or material made available to Seller by Buyer prior to Closing, including through management presentations and in any other form in expectation of the transactions contemplated by this Agreement or (ii) information set forth in or supporting any business plans or projections heretofore provided by, or on behalf of, Buyer, included projected statements of operating revenues and income from operations.

ARTICLE V.
OTHER AGREEMENTS OF THE PARTIES

5.1 Further Assurances.  Upon the reasonable request of another party, each party agrees to take any and all reasonable actions, including, without limitation, the execution of certificates or instruments, necessary or appropriate to give effect to the terms and conditions set forth in this Agreement or to more fully vest in Buyer, Seller’s rights, title and interest in and to the Purchased Assets.

5.2 Publicity.  No party shall issue any press release, public statement or announcement or make any other disclosure relating to this Agreement or the transactions contemplated by this Agreement without the written prior approval of the other parties in each instance, except to the extent such disclosure is required by applicable law (in which case such party shall use all reasonable efforts to give the other party prior notice thereof).  Seller and Buyer will consult with each other concerning the means by which Seller’s employees, customers, and suppliers and others will be informed of the transactions contemplated by this Agreement and Buyer will have the right to be present for any such communication.  Notwithstanding anything to the contrary contained herein, the parties hereto are specifically permitted to disclose the existence of this Agreement and the terms contained herein, to the extent required, to such Authorities and such third-parties as may be necessary in order to comply with the terms of this Agreement.  Furthermore, Buyer may make any disclosure announcements that Buyer determines, in its sole discretion, it is required to make pursuant to any legal or regulatory requirement.

5.3 Expenses.  Seller, Owners and Buyer shall each bear their respective expenses incurred in connection with the negotiation, execution, delivery and implementation of this Agreement or the transactions contemplated by this Agreement, including, without limitation, all accounting, legal, financial advisory and other expenses.

5.4 Relationship of the Parties.  The relationship between Seller and Buyer established by this Agreement is solely that of seller and buyer and nothing contained herein shall be deemed to create a joint venture or other fiduciary relationship between Seller and Buyer.  Neither Seller, nor Buyer, nor their respective officers, directors, employees, representatives or agents, shall be deemed to be agent or servant of the other party nor have the right or authority to enter into any contract, agreement, commitment or other obligation in the name of or on behalf of the other party or otherwise purport to bind the other party in any manner.

5.5 Change of Corporate Name of Seller.  Within 30 days following the Closing, Seller will change its corporate name to a name that does not include the words “NinetyFive 5” and following the Closing will not conduct business using a tradename, assumed name, or “dba” that includes the words “NinetyFive 5” other than for the limited purposes of describing the historical relationship of Seller and Buyer, for carrying out any provisions set forth in this Agreement or for winding down Seller.

5.6 Confidentiality.

(a) As used in this Agreement, the following terms shall have the following meanings:

(i) “Trade Secrets” of a party means information of such party, including, but not limited to, technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers, which (A) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (B) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy;

(ii) “Confidential Information” of a party means all proprietary and confidential business information and data of such party that does not constitute a Trade Secret and that is not generally known by or readily ascertainable by or available to, on a legal or authorized basis, the general public.  Confidential Information as used herein does not include any information (A) which is already known to the receiving party (other than information that was obtained subject to restriction under a prior confidentiality agreement); or (B) which before being divulged by the disclosing party (1) has become generally known to the public through no wrongful act of the receiving party or its representatives, (2) has been received by the receiving party from a third party without (to the receiving party’s knowledge) restriction on disclosure and without (to the receiving party’s knowledge) a breach by the third party of an obligation of confidentiality, or (3) is independently developed by the receiving party without use of the Confidential Information received from a disclosing party; and

(iii) “Evaluation Materials” means all documents, materials, data and information (whether oral, written or otherwise) relating to this Agreement that are given or disclosed by the parties to each other in the course of pursuing this Agreement, including without limitation those that contain Confidential Information or Trade Secrets.

(b) Each party agrees that it, its affiliates and their respective directors, managers, members, partners, officers, employees, representatives, agents and advisors will use the Evaluation Material and any Confidential Information or Trade Secrets of another party solely for the purpose of evaluating and implementing this Agreement.  In any such use, the receiving party may disclose the Evaluation Materials or any Confidential Information or Trade Secrets of another party only to such directors, managers, members, partners, officers, employees, agents, representatives and advisors who are involved in the receiving party’s evaluation and implementation of this Agreement, and then only on a need to know basis.

(c) Prior to Closing, each party agrees that it will not (and each party shall take full responsibility for ensuring that all of its affiliates and all of their respective officers, managers, members, partners, directors, employees, agents, representatives and advisors do not) in any way disclose, communicate, transfer or use (other than as allowed by Section 5.6(b)) the Evaluation Materials or any Confidential Information or Trade Secrets of another party, without the prior written consent in each instance of such other party.  With respect to Trade Secrets, the covenants in the preceding sentence shall apply for as long as the underlying information or data remains a Trade Secret; with respect to Confidential Information and Evaluation Materials, these covenants shall apply for the Earnout Period.  All Evaluation Materials (including tangible copies and computerized or electronic versions thereof), except for that portion which consists of analyses, compilations, comparisons, studies or other documents prepared by the receiving party, shall remain the property of the disclosing party.  The parties agree to cooperate with each other’s reasonable confidentiality procedures as long as any covenant in this Section remains in force.  For purposes of Sections 5.6(b) and 5.6(c), Buyer shall not be deemed to be an affiliate or member of the Seller.

(d) After the Closing, all Confidential Information, Trade Secrets and Evaluation Materials disclosed by Seller and/or Owners to Buyer hereunder, including, without limitation, all of the same as to the NF5 Business, any of the Purchased Assets or the conduct, ownership or operation thereof, shall automatically become the property of Buyer and shall thereafter be Confidential Information, Trade Secrets and Evaluation Materials of Buyer (and shall be treated at all times thereafter as if Buyer were the disclosing party thereof rather than the receiving party thereof).

(e) Each party agrees that if it becomes subject to a subpoena or other legal requirement to disclose any of the Confidential Information or Trade Secrets of another party or any Evaluation Materials, it will, to the extent permitted by applicable law, provide the other parties with prompt notice so that the other parties may seek a protective order or other appropriate remedy, as appropriate.  The party required to furnish the information shall furnish only that portion of the Confidential Information, Trade Secrets and/or Evaluation Materials which is, in the reasonable opinion of its counsel, legally compelled, and will cooperate with the other parties and their counsel so that the other parties may attempt to obtain a protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information, Trade Secrets and/or Evaluation Material to be disclosed.

5.7 Relief.  The parties acknowledge that their failure to comply with the provisions of Section 5.6 will give rise to damages, which may be impossible to measure accurately, and that injuries sustained from any such breach will be incalculable and irremediable.  Therefore, it is agreed that any party shall be entitled to, in addition to all other remedies at law, equitable relief, including without limitation an injunction or order of specific performance, in any court of competent jurisdiction, in the event of any breach by any party of Section 5.6.  Should litigation be necessary to enforce any provision of Section 5.6 hereof, the prevailing party shall be entitled to recover all costs, including reasonable attorney’s fees, incurred prior to suit or after suit, and in all court proceedings, including appellate courts.

5.8 Maintenance and Furnishing of Information.

(a) Seller and Buyer agree that, for a period of five years after the Closing Date (or such longer period as may be required by applicable law), neither party shall destroy, discard or otherwise render unavailable any books, records, documents, data or other information relating principally to the conduct of the NF5 Business or the ownership or operation of the Purchased Assets prior to the Closing Date (the “Information”), without first offering the other party in writing the opportunity to obtain possession thereof at such other party’s sole expense.

(b) Seller, Owners and Buyer agree to maintain reasonable access and to make available to the other party, at reasonable times after reasonable request therefore and at the requesting party’s sole expense, any Information for the purpose of (i) preparing for, prosecuting or defending any suit, action, litigation or administration, arbitration or other proceeding or investigation (other than one by or against the non-requesting party) by or against the requesting party; (ii) preparing and filing any Tax Return or election relating to the Purchased Assets, the Excluded Assets, the Excluded Liabilities or the Assumed Liabilities and/or preparing for or defending any examination of Tax or Tax Return by any Authority; or (iii) any other legitimate purpose (“Authorized Purpose”).  The party requesting such information shall reimburse the party providing such Information for out-of-pocket costs and expenses incurred by the party providing such Information.

(c) The access to files, books and records contemplated by this Section 5.8 shall be during normal business hours and upon not less than two (2) business days prior written request, shall be subject to such reasonable limitations as the party having custody or control thereof may impose to preserve the confidentiality of information contained therein or to delete competitively sensitive information, shall not extend to any material subject to a claim of privilege unless expressly waived by the party entitled to claim the same, and shall be subject to the confidentiality requirements of Section 5.6.

5.9 Indemnification.

(a) Survival of Representations, Etc.  All representations and warranties made by a party in this Agreement or in any Exhibit, Schedule, certificate, document or instrument delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby, and the remedies of the other party with respect thereto, shall survive the Closing for the following periods:

(i) for the representations and warranties set forth Article IV, other than those representations and warranties specifically identified below, and all related exhibits and schedules, any claim arising thereunder must be brought on or before September 11, 2014;

(ii) for representations and warranties contained in Sections 4.1(f) and 4.1(m) and all related exhibits and schedules, any claim thereunder must be brought within a period ending 60 days following the period of the applicable statutes of limitations, including any extension thereof; and

(iii) for the representations and warranties set forth Sections 4.1(a), 4.1(b), 4.1(g), 4.1(p), 4.1(s), 4.2(a), 4.2(b), 4.3(a), 4.3(b) and 4.3(d), and all related exhibits and schedules, any claim arising thereunder may be brought March 13, 2023.

Each of the foregoing dates set forth in this Section 5.9(a) may be from time to time referred to herein as the “Survival Date” and collectively as the “Survival Dates.”  Notwithstanding the foregoing, any right to indemnification granted pursuant to this Article V shall survive the applicable Survival Date if a notice of such claim has been given to the Indemnifying Party (as defined below) on or before 5:00 p.m. Salt Lake City, Utah, time on such Survival Date.

(b) Indemnification of Buyer for Losses Relating to Seller.  Seller shall, and each Owner, severally and not jointly with each other Owner, shall, indemnify and hold Buyer and its officers, directors, affiliates, agents and representatives (each, a “Buyer Indemnified Party”), harmless from and against any and all claims, losses, expenses, damages, liabilities, costs, penalties, and expenses (including reasonable attorneys’ fees) (a “Loss”) arising out of or relating to any of the following:

(i) breach of the representations and warranties set forth in Section 4.1 of this Agreement;

(ii) breach, violation or nonperformance of a covenant, agreement or obligation of Seller contained in this Agreement;

(iii) liabilities or obligations of Seller not specifically assumed by Buyer pursuant to this Agreement, including the Excluded Liabilities and the Excluded Tax Liabilities; or

(iv) any liability or Loss to a third party arising out of or relating to Buyer permitting the Hired Active Employees to take the actions contemplated in Section 5.12.

(c) Indemnification of Buyer for Losses Relating to Owners.  Each Owner, severally and not jointly with each other Owner, shall indemnify and hold each Buyer Indemnified Party harmless from and against any and all Losses arising out of or relating to any of the following:

(i) breach of the representations and warranties of such Owner set forth in Section 4.2; or

(ii) breach, violation or nonperformance of a covenant, agreement or obligation of such Owner contained in this Agreement.

(d) Indemnification of Seller.  Buyer shall indemnify and hold Seller and its members, managers, affiliates, agents and representatives (each, a “Seller Indemnified Party”), harmless from and against any and all Losses arising out of or relating to any of the following:

(i) breach of the representations and warranties set forth in Section 4.3 of this Agreement;

(ii) breach, violation or nonperformance of a covenant, agreement or obligation of Buyer contained in this Agreement;

(iii) the Assumed Liabilities; or

(iv) the Transfer Taxes or Taxes set forth in Section 3.4(b).

(e) Limitations of Liability.  Notwithstanding anything in this Agreement to the contrary:

(i) Cap and Basket.

(A) The Buyer Indemnified Parties shall not be entitled to indemnification pursuant to Section 5.9(b)(i) or 5.9(c)(i), and the Seller Indemnified Parties shall not be entitled to indemnification pursuant to Section 5.9(d)(i), until the sum of the aggregate amount of all Losses exceeds $75,000, after which the applicable Indemnified Parties shall be entitled to receive indemnification for the aggregate amount of all Losses.

(B) In no event shall the aggregate liability of:

(1) Seller under Section 5.9(b)(i) exceed the Purchase Price actually paid by Buyer to Seller;

(2) any Owner under Section 5.9(b) or Section 5.9(c) exceed the portion of the Purchase Price actually distributed to such Owner; provided, however, that there shall be no such limitation with respect to any breach by an Owner of such Owner’s obligations under Section 5.6 or Section 5.10; provided, further, that no Owner will share in the liability of any other Owner for breach of such Owner’s obligations under Section 5.6 or Section 5.10; and

(3) Buyer under Section 5.9(d)(i) exceed the Purchased Price actually paid by Buyer to Seller.

(C) Notwithstanding any other provision of this Agreement to the contrary, the indemnification obligations of any Indemnifying Party for any

Losses resulting from fraud on the part of such Indemnifying Party shall not be subject to the limitations set forth in Sections 5.9(e)(i)(A) and (B) above.

(D) For purposes of clarity, the maximum aggregate liability of Seller and Owners for all breaches of the representations and warranties set forth in either of Section 4.1 or Section 4.2 of this Agreement shall not exceed the amount of the Purchase Price actually received by the Seller.   In addition, no Owner shall be required to make a contribution of assets or funds to Seller in order for Seller to be able to satisfy any claim (or portion thereof) for Losses under this Agreement except to the extent Seller has made a distribution of assets or funds to such Owner in violation of any applicable law.

(ii) For purposes of this Section5.9, a party seeking indemnification shall be considered the “Indemnified Party” and the party from whom indemnification is sought shall be considered the “Indemnifying Party.”  The amount of any Losses for which indemnification shall be provided under this Article V shall be reduced by (A) any amounts actually recovered by an Indemnified Party from any third party with respect to the matter for which indemnification is being sought by the Indemnified Party (net of any costs incurred to obtain such recovered amounts), and (B) any insurance proceeds or other cash receipts or sources of reimbursement actually received as an offset against such Losses (net of any costs incurred to obtain such proceeds or reimbursement and all deductions and adjustments to premiums; and no right of subrogation shall accrue to any insurer or third-party indemnitor hereunder) (each such source named in clauses (A) and (B) a “Collateral Source”), and (C) an amount equal to any reserves set forth in the Financial Statements in contemplation of the event giving rise to such Loss.  If the amount of the reduction contemplated above is determined or paid to an Indemnified Party after payment by any Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article V, the Indemnified Party shall either repay the Indemnifying Party, promptly after such determination or payment of any amount that would not have been paid pursuant to this Article V had such determination or payment been made at the time of such payment by the Indemnifying Party or permit the Indemnifying Party to reduce any other payment then required to be made by such the Indemnifying Party pursuant to this Agreement, if any.  The parties hereto, as potential Indemnified Parties, agree to seek in good faith recovery from any Collateral Source with respect to such Claim; provided, however, that the existence of a claim for monies by an Indemnified Party against a Collateral Source in respect of any Losses shall not delay any payment otherwise due and owing under this Article V by any Indemnifying Party.

(iii) Notwithstanding anything to the contrary set forth herein, the Indemnified Party shall take all commercially reasonable steps to mitigate any Losses upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto.

(iv) The Buyer Indemnified Parties shall not be entitled to recover under this Article V with respect to the portion of any Loss that results from the continuation by Buyer after Closing of any pre-Closing policy or practice of Seller (and which Loss is not caused by the operation of the NF5 Business prior to Closing) unless such transaction, action or omission is pursuant to a binding legal obligation entered into before Closing to continue such policy or practice that is not terminable by Seller or Buyer upon reasonable notice.

(f) Payment and Right of Offset.  The Indemnifying Party shall reimburse the Indemnified Party, on demand, for any payment made by the Indemnified Party at any time in respect of any liability, obligation or a claim to which the applicable foregoing indemnity obligations relate.  Any indemnification owing pursuant to this Article V shall be effected by wire transfer of immediately available funds to an account designated in writing by the applicable Indemnified Party within ten days after the determination thereof.  In addition, the Indemnified Party shall be entitled to offset any amount owed to the Indemnifying Party against the amount of the indemnification obligation of the Indemnifying Party under this Agreement in accordance with the provisions of Section 2.2(k).

(g) Third Party Claims.

(i) If any Indemnified Party receives written notice of a demand for arbitration, summons or other written notice of the commencement of a proceeding, audit, investigation, review, suit or other action, or any written claim or demand, by a third party that, if proven true would entitle the Indemnified Party to indemnification under this Article V (a “Third Party Claim”) for which the Indemnified Party intends to seek indemnification hereunder, then the Indemnified Party shall promptly give written notice (the “Third Party Claim Notice”) of such Third Party Claim (together with all copies of the claim, any process served, and all filings with respect thereto) to the Indemnifying Party no later than the date which is 15 calendar days after the date on which the Indemnified Party received such Third Party Claim.  Such Third Party Claim Notice shall describe the Third Party Claim in reasonable detail and the amount claimed in respect thereof (if known and quantifiable); provided, that failure to give such written notice shall not relieve the Indemnifying Party of its obligations hereunder unless and to the extent the Indemnifying Party is prejudiced by such failure to so notify.

(ii) An Indemnifying Party shall have 30 days after receipt of such Third Party Claim Notice to notify the Indemnified Party in writing that it intends to undertake, conduct and control the defense of such Third Party Claim and the compromise or settlement thereof and the Indemnified Party shall cooperate with the Indemnified Party in connection therewith.  The Indemnified Party shall be entitled to participate with its own counsel at its own expense in proceedings relating to a Third Party Claim for which the Indemnified Party has undertaken control, provided, that, if in the reasonable opinion of counsel for such Indemnified Party, there is an actual conflict of interest between the Indemnifying Party and the Indemnified Party, then the reasonable cost of one counsel for the Indemnified Party shall be borne by the Indemnifying Party.  The Indemnifying Party shall not, except with the consent of the Indemnified Party, enter into any settlement or compromise with respect to any Third Party Claim that (A) does not include as a term of such settlement or compromise the giving by the third party asserting the Third Party Claim an unconditional release from all liability (subject to the limitations of this Article V) with respect to such claim or consents to entry of any judgment to the Indemnified Party; or (B) imposes any non-monetary relief or remedy on the Indemnified Party, including any restrictions on the Indemnified Party’s ability to operate or compete.  Any consent required by this Section 5.9(e)(ii) shall not be unreasonably delayed, withheld or conditioned.

(iii) In the event that the Indemnifying Party does not elect to assume the defense of the Third Party Claim, the Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim giving rise to the Indemnified Party’s claim for indemnification at such Indemnifying Party’s expense.

(iv) If the Indemnifying Party does not notify the Indemnified Parties in writing within 30 days after receipt of a Third Party Claim Notice that it elects to undertake the defense thereof or one of the exceptions set forth in Section 5.9(e)(ii) apply, the Indemnified Party shall have the right to undertake the defense or prosecution of the claim through counsel of its own choice; provided, however, in no event shall the Indemnified Party settle or compromise any such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

(h) Sole Remedy.  Except for claims for breach, violation, or nonperformance after the Closing by an Owner of his obligations under Section 5.6 or 5.10 and except for the case of fraud, the remedies provided in this Article V, subject to the limitations set forth therein, shall be the sole and exclusive remedies of Buyer Indemnified Parties and Seller Indemnified Parties for the recovery of Losses resulting from, relating to or arising out of this Agreement.

5.10 Non-Competition.

(a) As an inducement for Buyer to enter into this Agreement and to consummate the transactions set forth herein, except as set forth on Schedule 5.10 hereto, Seller and each Owner hereby agrees, consents to and acknowledges that (i) for Seller, during the period commencing on the Closing Date and terminating on the second anniversary of the expiration of the Earnout Period, and (ii) for any Owner, during the period commencing on the Closing Date and terminating on the later to occur of (x) the expiration of the Earnout Period or (y) the second anniversary of the expiration of the Earnout Period if such Owner’s employment was terminated for Cause, neither Seller nor such Owner nor any of its or his affiliated entities shall:

(i) directly or indirectly own, invest in, market, build, manage, consult, or assist in the development of any entity (other than Buyer, Parent or their affiliates) engaged in a business that competes with Buyer, Parent or any of their affiliates;

(ii) hire any employee or for services any independent contractor of Buyer, Parent or any of their affiliates;

(iii) interfere with, disrupt or attempt to disrupt the relationship between Buyer, Parent or any of their affiliates and their respective lessors, lessees, contractors, licensors, licensees, customers or suppliers, or cause, induce or attempt to cause or induce any of such parties to cease doing business with Buyer, Parent or any of their affiliates; or

(iv) make any statements to anyone (including without limitation customers, clients, licensees, and contract sales agents) that disparage, demean, or criticize any director, officer, manager, employee, business practice, direction, strategy, product or service of Buyer, Parent or any of their affiliates.

(b) As an additional inducement for Buyer to enter into this Agreement and to consummate the transactions set forth herein, except as set forth on Schedule 5.10 hereto, Seller and each Owner hereby agrees, consents to and acknowledges, in addition to the provisions set forth in Section 5.10(a), that for any Owner (i) if such Owner is employed by Buyer or any of its affiliates immediately following the expiration of the Earnout Period, then during the period from the expiration of the Earnout Period until the second anniversary of the date of termination of such Owner’s employment, and (ii) if such Owner’s employment was terminated after August 31, 2015 but prior to the expiration of the Earnout Period provided such termination was not for Cause, then during the period from the expiration of the Earnout Period until the second anniversary of the date of termination of such Owner’s employment,  neither such Owner nor any of his affiliated entities shall:

(i) directly or indirectly own, invest in, market, build, manage, consult, or assist in the development of any entity (other than Buyer, Parent or their affiliates) engaged in a business that competes with Buyer, Parent or any of their affiliates;

(ii) hire any employee or for services any independent contractor of Buyer, Parent or any of their affiliates;

(iii) interfere with, disrupt or attempt to disrupt the relationship between Buyer, Parent or any of their affiliates and their respective lessors, lessees, contractors, licensors, licensees, customers or suppliers relating to the Sales Performance National Account Practice, or cause, induce or attempt to cause or induce any of such parties to cease doing business with Buyer, Parent or any of their affiliates in respect of the Sales Performance National Account Practice;

(iv) interfere with, disrupt or attempt to disrupt the relationship between Buyer, Parent or any of their affiliates and the Designated Customers (as defined below), or cause, induce or attempt to cause or induce any of the Designated Customers to cease doing business with Buyer, Parent or any of their affiliates.  The Designated Customers are those 200 customers of Parent appearing on a list which Buyer or Parent will furnish to the Owner within a reasonable period of time after the date of termination of such Owner’s employment; or

(v) make any statements to anyone (including without limitation customers, clients, licensees, and contract sales agents) that disparage, demean, or criticize any director, officer, manager, employee, business practice, direction, strategy, product or service of Buyer, Parent or any of their affiliates.

(c) Notwithstanding Sections 5.10(a) and (b), the Seller or any Owner may write one or more books and the writing of such books will not be a violation of this Section 5.10; provided, however, that the Seller and each Owner hereby grant to the Buyer a right of first refusal to create, on a royalty free basis and without any compensation to the Seller or any Owner, one or more training programs based on any such book written during the time periods specified in Sections 5.10(a) and (b).

(d) Seller and each Owner agrees and acknowledges that its, his or her failure to comply with the provisions of this Section 5.10 will give rise to damages which may be impossible to measure accurately and that injuries sustained from such breach may be incalculable and irremediable.  Therefore it is agreed that Buyer shall be entitled in addition to all other remedies at law, equitable relief, including without limitation an injunction or order of specific performance in any court of competent jurisdiction, in the event of any breach of this Section 5.10.  Should litigation be necessary to enforce any provision in this Section 5.10, the prevailing party shall be entitled to recover all costs, including reasonable attorneys’ fees, incurred prior to suit or after suit, in all court proceedings, including appellate courts.  Notwithstanding anything herein to the contrary, each Owner shall be solely responsible for any breach of this Section 5.10 by such individual and neither individual shall have any liability for the breach of this Section 5.10 by the other.

5.11 Employees and Employee Benefits.

(a) Information on Active Employees.  For the purpose of this Agreement, the term “Active Employees” shall mean all employees employed on the Closing Date by Seller for the NF5 Business who are employed exclusively in the NF5 Business as currently conducted, including employees on temporary leave of absence, including family medical leave, military leave, temporary disability or sick leave, but excluding employees on long-term disability leave.

(b) Employment of Active Employees by Buyer.  Buyer has provided Seller with a list of Seller’s employees to whom Buyer has made an offer of employment that has been accepted to be effective on the Closing Date (collectively, the “Hired Active Employees”).  Effective immediately before the Closing, Seller has terminated the employment of all of the Hired Active Employees.

(c) Salaries and Benefits.

(i) Seller shall be responsible for (A) the payment of all wages and other remuneration due to Active Employees with respect to their services as employees of Seller through the close of business on the Closing Date, including pro rata bonus payments payable for services provided to Seller prior to the Closing Date and all vacation pay earned but unused through to the Closing Date; (B) the payment of any termination or severance payments; and (C) any and all payments to employees required under the Worker Adjustment and Retraining Notification Act  or any similar state or local Legal Requirement.  Any liability incurred as a result of the forgoing shall be solely Seller’s obligation.

(ii) Seller shall be liable for any claims made or incurred by Active Employees and their beneficiaries through the Closing Date under the Employee Benefit Plans.  For purposes of the immediately preceding sentence, a charge will be deemed incurred, in the case of hospital, medical or dental benefits, when the services that are the subject of the charge are performed and, in the case of other benefits (such as disability or life insurance), when an event has occurred or when a condition has been diagnosed that entitles the employee to the benefit.

(iii) Buyer shall be responsible for the provision of health plan continuation coverage in accordance with the requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”) and Sections 601 through 608 of ERISA to Hired Active Employees and their dependents and beneficiaries, as well as former employees and their dependents and beneficiaries who are or become “M&A qualified beneficiaries,” as that term is defined by Treas. Reg. 54.4980B-9 with respect to the sale of assets.

(d) General Employee Provisions.

(i) Seller and Buyer shall give any notices required by Authorities and take whatever other actions with respect to the plans, programs and policies described in this Section 5.11 as may be necessary to carry out the arrangements described in this Section 5.11.

(ii) Seller and Buyer shall provide each other with such plan documents and summary plan descriptions, employee data or other information as may be reasonably required to carry out the arrangements described in this Section 5.11.

(iii) If any of the arrangements described in this Section 5.11 are determined by the IRS or other Authority to be prohibited by law, Seller and Buyer shall modify such arrangements to as closely as possible reflect their expressed intent and retain the allocation of economic benefits and burdens to the parties contemplated herein in a manner that is not prohibited by law.

(iv) Seller shall provide Buyer with completed I 9 forms and attachments with respect to all Hired Active Employees, except for such employees as Seller certifies in writing to Buyer are exempt from such requirement.

(v) Buyer shall not have any responsibility, liability or obligation, whether to Active Employees, former employees, their beneficiaries or to any other Person, with respect to any employee benefit plans, practices, programs or arrangements (including the establishment, operation or termination thereof maintained by Seller, other than the provision of COBRA coverage pursuant to Section 5.11(c)(iii).

5.12 Accounts Receivable and Trade Payables.  Following the Closing and until the first anniversary thereof, Buyer shall permit the Hired Active Employees to take reasonable actions under the direction of the Owners to collect the Accounts Receivable and deposit such amounts in an account designated by Seller and to pay the Trade Payables from an account designated by Seller, each in a manner that is consistent with Seller’s past practices in the ordinary course of business prior to the Closing and provided such activities shall not materially restrict such Hired Active Employees from carrying out their on-going duties to and responsibilities for Buyer.

5.13 Required Consents.

(a) To the extent that third-party consents relating to Assumed Contracts have not been obtained by Seller as of the Closing (the “Non-Assignable Contracts”), neither this Agreement, the Bill of Sale, the Liabilities Assignment and Assumption, nor any other document related to the consummation of the transactions contemplated in this Agreement shall constitute a sale, assignment, assumption, transfer, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of the Non-Assignable Contracts, and Seller shall, during the remaining term of such Non-Assignable Contracts, use commercially reasonable efforts to (i) obtain the consent of the applicable third party as promptly as reasonably practicable, but in any event within 60 days after the Closing Date, (ii) make the benefit of such Non-Assignable Contracts available to Buyer and (iii) enforce at the request of Buyer and at the expense and for the account of Buyer, any rights of Seller arising from such Non-Assignable Contracts against the other party or parties thereto (including the right to elect or terminate any such Non-Assignable Contracts in accordance with the terms thereof).  Seller will not take any action or suffer any omission which would limit or restrict or terminate in any material respect the benefits to Buyer of such Non-Assignable Contracts unless, in good faith and after consultation with and prior written notice to Buyer, Seller is ordered orally or in writing to do so by a court or governmental agency of competent jurisdiction, or Seller is otherwise required to do so by law.

(b) With respect to any such Non-Assignable Contract as to which the necessary approval or consent for the assignment or transfer to Buyer is obtained following the Closing, Seller shall assign, transfer and deliver such Non-Assignable Contract to Buyer by execution and delivery of an instrument of conveyance reasonably satisfactory to Buyer within three  business days following receipt of such approval or consent.  Buyer shall cooperate promptly and fully with all reasonable requests from any third party, and all reasonable requests from Seller, in each case, relating to an approval or consent to assignment of one or more Assumed Contracts.

ARTICLE VI.
MISCELLANEOUS

6.1 Assignment.  Other than an assignment by Buyer to a subsidiary or an affiliate of Buyer no party may assign this Agreement, in whole or in part, without the prior written consent of the other party.  At or prior to Closing, Buyer shall have the right to designate one or more subsidiaries or affiliates of Buyer to take title to all or a portion of the Purchased Assets.  No such designation shall have the effect of relieving Buyer of its obligations under this Agreement.  Any attempted assignment not in accordance herewith shall be null and void and of no force or effect.

6.2 Waiver, Amendment.  No waiver, termination or discharge of this Agreement, or any of the terms or provisions hereof, shall be binding upon any party unless confirmed in writing.  No waiver by any party of any term or provision of this Agreement or of any default hereunder shall affect such party’s rights thereafter to enforce such term or provision or to exercise any right or remedy in the event of any other default, whether or not similar.  This Agreement may not be modified or amended except by a writing executed by the parties.

6.3 Interpretation.  This Agreement shall not be construed more strictly against any party hereto, regardless of which party is responsible for its preparation, it being agreed that this Agreement was fully negotiated by the parties.  As used in this Agreement, the term “including” (and with correlative meaning, “include”) means including without limiting the generality of any description preceding such term.  For purposes of this Agreement, “knowledge” or phrases of similar import shall mean (i) when applied to Seller or the Owners as to a particular matter, the actual knowledge of any of Randal Illig, Mahan Khalsa and Craig Christensen, in each case, after making a reasonable due and diligent inquiry of those employees of Seller who directly report to such individual and have responsibility over the matters which are the subject of any representation or warranty which is qualified by Seller’s “knowledge” and (ii) when applied to Buyer as to a particular matter, the actual knowledge of Robert A. Whitman and Stephen D. Young, in each case, after making a reasonable due and diligent inquiry of those employees of Buyer and Parent who directly report to such individual and have responsibility over the matters which are the subject of any representation or warranty which is qualified by Buyer’s “knowledge.”

6.4 Headings.  The titles, captions and headings contained in this Agreement are inserted for convenience of reference only and are not intended to be a part of or to affect in any way the meaning or interpretation of this Agreement.

6.5 Reference with Agreement.  References in this Agreement to numbered or lettered Articles, Sections, subsections, items, Exhibits, Appendices and Schedules refer to Articles, Sections, subsections, items, Exhibits, Appendices and Schedules of this Agreement unless otherwise expressly stated.  The words “herein,” “hereof,” “hereunder,” “hereby,” “this Agreement” and other similar references shall be construed to mean and include this Agreement and all Exhibits, Appendices and Schedules to this Agreement, all Schedules to such Appendices and all amendments to any of them unless the context shall clearly indicate or require otherwise.

6.6 Binding Effect; Benefits.  Subject to Section 6.1, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.  Except as provided in Section 5.9, nothing in this Agreement, expressed or implied, is intended to confer on any person or entity other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

6.7 Choice of Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Utah, without regard to principles of conflict or choice of laws, and both parties further consent to the exclusive jurisdiction and venue of any state or federal court sitting in Salt Lake County, Utah, in any action or proceeding arising out of or relating to this Agreement.  Each party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court.

6.8 Notices.  All notices, consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties):

If to Buyer:
Franklin Covey Client Sales, Inc. C/O Franklin Covey Co. Attention: Stephen D. Young 2200 West Parkway Boulevard Salt Lake City, UT 84119 Email: steve.young@franklincovey.com Fax: (801) 817-8069 with a copy to (which shall not constitute notice):
Dorsey & Whitney LLP Attention: Samuel P. Gardiner 136 S. Main Street, Suite 1000 Salt Lake City, UT 84101 Email: gardiner.sam@dorsey.com Fax no.: (801) 880-6941
If to Seller or Owners:
NinetyFive 5 LLC Attention: Randal Illig 9614 Sea Turtle Terrace, Suite 201 Bradenton, FL 43212 Email: randy.illig@gmail.com Fax no.: (941) 747-4570
With a copy to (which shall not constitute notice):
Pepper Hamilton LLP Attention: Christopher A Rossi, Esquire 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312-1183 Email: rossic@pepperlaw.com Fax no.: (610) 640-7835

6.9 Counterparts: Fax Signatures.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute the same Agreement.  Any signature page of any such counterpart, or any electronic facsimile thereof, may be attached or appended to any other counterpart to complete a fully executed counterpart of this Agreement, and any telecopy, facsimile or other electronic transmission of any signature shall be deemed an original and shall bind such party.

6.10 Entire Agreement.  This Agreement, together with all Exhibits, Appendices and Schedules to this Agreement and the other Transaction Documents contemplated hereby (all of which are incorporated herein by this reference) contains the entire agreement and understanding concerning the subject matter hereof between the parties and other than specifically set forth herein, specifically supersedes any other agreement or understanding among the parties related to the subject matter hereof.  The Mutual Non-disclosure Agreement dated January 27, 2011 between Seller and Parent (the “Prior NDA”) is hereby terminated.

6.11 Severability.  If any provision of this Agreement shall be held void, voidable, invalid or inoperative, no other provision of this Agreement shall be affected as a result thereof, and, accordingly, the remaining provisions of this Agreement shall remain in full force and effect as though such void, voidable, invalid or inoperative provision had not been contained herein.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused their respective duly authorized representatives to execute this Agreement as of the day and year first above written.

SELLER

NINETYFIVE 5 LLC
By:	/s/ Randal Illig
Name:	Randal Illig
Title:	CEO

OWNERS
By:	/s/ Randal Illig
Name:	Randal Illig
By:	/s/ Mahan Khalsa
Name:	Mahan Khalsa
By:	/s/ Craig Christensen
Name:	Craig Christensen

BUYER
FRANKLIN COVEY CLIENT SALES, INC.
By:	/s/ Stephen D. Young
Name:	Stephen D. Young
Title:	President

Franklin Covey Co., the parent of Buyer (“Parent”), joins this Agreement for the sole purpose of agreeing to the following:

In the event that following the Closing, Buyer fails to perform its obligations under the Agreement in the manner set forth in the Agreement, Parent hereby irrevocably and unconditionally guarantees to Seller the full and punctual payment compliance, performance and collection, promptly upon demand, of all obligations of Buyer under the Agreement; provided, however, that in no instance shall Parent’s obligations under the Agreement be greater than Buyer’s obligations under the Agreement.

The obligations of Parent hereunder shall not be diminished or affected, in any way, by any bankruptcy, reorganization, arrangement, liquidation or similar proceeding with respect to Buyer or Parent or by the dissolution of Buyer.  This guaranty shall continue in full force and effect, notwithstanding any merger, consolidation, sale of assets or other similar transaction of Buyer or Parent.  Parent may not amend, modify, supplement or assign this guaranty without the prior written consent of Seller and the Owners.

Parent also agrees to the termination of the Prior NDA in accordance with Section 6.10.

FRANKLIN COVEY CO.

By:	/s/ Robert A. Whitman
Name:	Robert A. Whitman
Title:	Chairman and Chief Executive Officer